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GOODWIN | PROCTER                                           Goodwin Procter LLP
                                                            Counsellors at Law
                                                            Exchange Place
                                                            Boston, MA 02109
                                                            T: 617.570.1000
                                                            F: 617.523.1231





August 29, 2006




United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Attention: Perry J. Hindon

         RE:      OPTIUM CORPORATION
                  REGISTRATION STATEMENT ON FORM S-1
                  FILED JUNE 29, 2006
                  REGISTRATION NO. 333-135472

Ladies and Gentlemen:

This letter is being furnished on behalf of Optium Corporation (the "COMPANY") in response to comments contained in the letter dated July 25, 2006 (the "LETTER") from Perry J. Hindon of the Staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") to Eitan Gertel, Chief Executive Officer of the Company, with respect to the Company's Registration Statement on Form S-1 (the "REGISTRATION STATEMENT") that was filed with the Commission on June 29, 2006. Amendment No. 1 to the Registration Statement ("AMENDMENT NO. 1"), including the prospectus contained therein, is being filed via Edgar on behalf of the Company with the Commission on August 29, 2006.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized and all page references in the Company's response are to Amendment No. 1 as marked. Copies of this letter and its attachments are being sent under separate cover to Tim Buchmiller of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

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GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 2



GENERAL

1. PLEASE CONFIRM THAT ANY PRELIMINARY PROSPECTUS YOU CIRCULATE WILL INCLUDE ALL NON-RULE 430A INFORMATION. THIS INCLUDES A BONA FIDE ESTIMATE OF THE RANGE OF THE MAXIMUM OFFERING PRICE AND THE MAXIMUM NUMBER OF SECURITIES OFFERED. WE MAY HAVE FURTHER COMMENTS WHEN YOU INCLUDE PRICING INFORMATION AND RELATED DISCLOSURE.

RESPONSE: The Company confirms that any preliminary prospectus it circulates will include all non-Rule 430A information, including a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

PROSPECTUS FRONT COVER PAGE

2. PLEASE CLARIFY WHETHER YOU OR THE SELLING SHAREHOLDERS HAVE GRANTED TO THE UNDERWRITERS THE RIGHT TO PURCHASE ADDITIONAL SHARES TO COVER OVER-ALLOTMENTS. WE NOTE THE DISCLOSURE IN THE FOURTH PARAGRAPH ON PAGE 83.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on the prospectus front page cover and page 89 in response to the Staff's comment.

GRAPHICS

3. YOUR GRAPHICS SHOULD NOT INCLUDE ANY NEWLY INTRODUCED PRODUCT THAT HAS NOT GENERATED ANY MATERIAL AMOUNT OF YOUR HISTORICAL REVENUES WITHOUT A BRIEF EXPLANATION ALERTING INVESTORS TO THIS FACT.

RESPONSE: The graphics on the inside front cover of the prospectus contained in Amendment No. 1 have been revised in response to the Staff's comment to include the statement "commercial availability not expected before the first calendar quarter 2007".

TABLE OF CONTENTS, PAGE 2

4. WE NOTE THE FIRST SENTENCE IN THE PARAGRAPH FOLLOWING YOUR TABLE OF CONTENTS CAUTIONING INVESTORS THAT THEY "SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS." PLEASE CONSIDER WHETHER THIS STATEMENT, IN ITS CURRENT FORM, IS CONSISTENT WITH YOUR ABILITY TO USE FREE WRITING PROSPECTUSES.

RESPONSE: This statement has been removed from the prospectus contained in Amendment No. 1 in response to the Staff's comment.


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GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 3


PROSPECTUS SUMMARY, PAGE 1


OVERVIEW

5. PLEASE PROVIDE US WITH SUPPORT FOR YOUR STATEMENT THAT YOU ARE A LEADING SUPPLIER OF HIGH-PERFORMANCE OPTICAL SUBSYSTEMS FOR USE IN
     TELECOMMUNICATIONS AND CABLE TV NETWORK SYSTEMS.

RESPONSE: In response to the Staff's comment, the Company has added language on pages 3, 31 and 51 of the prospectus contained in Amendment No. 1 stating that "we believe," or "the Company believes," that we are a leading supplier of higher performance optical subsystems for use in telecommunications and cable TV network systems. This belief is based upon several factors such as:
(i) that fact that the Company supplies to nearly all of the major telecommunications and cable TV network system vendors as noted on page 51 of the prospectus contained in Amendment No. 1 and (ii) our customers have consistently reported to us that our optical subsystems are among the highest performing subsystems available in the market.

6. WE NOTE YOUR DISCLOSURE THAT YOU HAVE RECENTLY LAUNCHED A TECHNOLOGICALLY INNOVATIVE ROADM. PLEASE DESCRIBE THE CURRENT STATUS OF THIS PRODUCT INCLUDING WHETHER YOU HAVE GENERATED A MATERIAL AMOUNT OF REVENUE FROM THE SALE OF THIS PRODUCT. WE NOTE, IN THIS REGARD, YOUR DISCLOSURE ON PAGE F-51 THAT AS OF THE DATE OF THE RELATED FINANCIAL STATEMENTS, YOU WERE STILL DEVELOPING YOUR ROADM PRODUCTS AND NO PRODUCT HAD YET REACHED MARKET.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on the inside front cover and on pages 3 and 51 to describe the current status of this product in response to the Staff's comment.

THE OFFERING, PAGE 6

7. WE NOTE THAT THERE ARE OPTIONS OUTSTANDING UNDER YOUR 2000 STOCK INCENTIVE PLAN FOR 19,954,048 SHARES OF COMMON STOCK AND, FROM EXHIBIT 10.4, THAT THERE ARE 41,484,879 SHARES OF COMMON STOCK RESERVED FOR ISSUANCE UNDER YOUR 2000 STOCK INCENTIVE PLAN. WE ALSO NOTE THAT YOU HAVE NOT YET DETERMINED HOW MANY SHARES WILL BE RESERVED UNDER YOUR 2006 STOCK OPTION AND INCENTIVE PLAN. AS SUCH, PLEASE TELL US HOW YOU HAVE DETERMINED THAT THERE ARE 4,045,014 SHARES OF COMMON STOCK RESERVED AS OF APRIL 29, 2006 FOR FUTURE ISSUANCE UNDER YOUR STOCK-BASED COMPENSATION PLANS, AS INDICATED IN THE SECOND BULLET POINT.


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GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 4



RESPONSE: In response to the Staff's comment, the Company advises the Staff that, as of April 29, 2006, there were 41,484,879 shares authorized under the 2000 Stock Incentive Plan (the "PLAN"). Of that number, 19,954,048 shares of common stock are subject to purchase upon exercise of outstanding options and 17,485,817 shares of common stock are issued and outstanding as a result of the exercise of options issued under the Plan or restricted stock grants issued under the Plan. This leaves 4,045,014 shares of common stock currently reserved and available for issuance under the Plan as of April 29, 2006. The prospectus contained in Amendment No. 1 has been revised to update to July 29, 2006 share amounts with respect to the Plan.

8. PLEASE INDICATE IN YOUR SECOND BULLET POINT THAT THE NUMBER OF SHARES AUTHORIZED FOR FUTURE ISSUANCE UNDER YOUR 2006 STOCK OPTION AND INCENTIVE PLAN DOES NOT INCLUDE SHARES THAT WILL BE ADDED TO THE NUMBER OF RESERVED SHARES AVAILABLE FOR ISSUANCE PURSUANT TO THE AUTOMATIC INCREASE PROVISIONS OF SUCH PLAN. ALSO, INDICATE IN THIS BULLET POINT HOW THE AUTOMATIC INCREASE PROVISIONS WILL OPERATE.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 6 in response to the Staff's comment.

SUMMARY CONSOLIDATED FINANCIAL DATA, PAGE 7
SELECTED CONSOLIDATED FINANCIAL DATA, PAGE 25

9. WE NOTE THAT YOU PRESENT A NON-GAAP FINANCIAL MEASURE TITLED "ADJUSTED NET INCOME (LOSS)." PLEASE REFER TO ITEM L0-(E) OF REGULATION S-K AND QUESTION 8 OF THE SEC FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES DATED JUNE 13, 2003 AND REVISE YOUR DISCUSSION OF THE NON-GAAP FINANCIAL MEASURE TO PROVIDE GREATER ANALYSIS OF THE USEFULNESS OF THE NON-GAAP MEASURE. DISCLOSE IN GREATER DETAIL THE MANNER IN WHICH MANAGEMENT USES THE NON-GAAP MEASURE TO CONDUCT OR EVALUATE THE BUSINESS, THE ECONOMIC SUBSTANCE BEHIND MANAGEMENT'S DECISION TO USE SUCH A MEASURE, THE MATERIAL LIMITATIONS ASSOCIATED WITH THE USE OF ADJUSTED NET INCOME AS COMPARED TO THE USE OF THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURE, THE MANNER IN WHICH MANAGEMENT COMPENSATES FOR THESE LIMITATIONS WHEN USING THE NON-GAAP FINANCIAL MEASURE AND THE SUBSTANTIVE REASONS WHY MANAGEMENT BELIEVES THE NON-GAAP FINANCIAL MEASURE PROVIDES MORE USEFUL INFORMATION TO INVESTORS.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 7, 8 and 27 in response to the Staff's comment.


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GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 5



DILUTION, PAGE 24

10. PLEASE DISCLOSE THE DILUTION TO BE EXPERIENCED BY YOUR NEW INVESTORS IF THE UNDERWRITERS EXERCISE THEIR OVER-ALLOTMENT OPTION IN FULL, INCLUDING THE PRO FORMA NET TANGIBLE BOOK VALUE PER SHARE, THE INCREASE IN NET TANGIBLE BOOK VALUE PER SHARE TO YOUR EXISTING STOCKHOLDERS, AND THE DILUTION TO NEW INVESTORS PER SHARE.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 24 in response to the Staff's comment.

11. WE NOTE YOUR DISCUSSION OF THE FURTHER DILUTION TO BE EXPERIENCED BY YOUR NEW INVESTORS TO EXTENT YOUR OUTSTANDING STOCK OPTIONS AND WARRANTS ARE EXERCISED. PLEASE ALSO EXPLAIN HOW THE "SHARES PURCHASED," "TOTAL CONSIDERATION" AND "AVERAGE PRICE PER SHARE" COLUMNS IN YOUR SECOND TABLE WOULD CHANGE IF THE OPTIONS AND WARRANTS ARE EXERCISED.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 25 in response to the Staff's comment.

SELECTED FINANCIAL DATA, PAGE 25

12. PLEASE REVISE THE INTRODUCTORY PARAGRAPH TO CLEARLY STATE WHETHER THE SOURCE OF THE STATEMENT OF OPERATIONS DATA FOR THE YEARS ENDED JULY 28, 2001 AND AUGUST 3, 2002 AND THE BALANCE SHEET DATA AS OF JULY 28, 2001, AUGUST 3, 2002 AND AUGUST 2, 2003 HAS BEEN AUDITED.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 26 in response to the Staff's comment.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION, PAGE 27

13. WE NOTE YOUR DISCLOSURES IN THE INTRODUCTORY PARAGRAPH OF THE PERIODS COMBINED IN THIS UNAUDITED PRO FORMA FINANCIAL INFORMATION. BASED ON THESE DISCLOSURES, IT APPEARS THAT YOU HAVE EXCLUDED THE ENGANA RESULTS FOR THE PERIOD FROM JULY 1, 2005 TO JULY 31, 2005 FROM THE INTERIM PRO FORMA FINANCIAL INFORMATION. PLEASE REVISE THE INTRODUCTORY PARAGRAPH TO DISCLOSE REVENUES AND INCOME FOR THE ONE MONTH PERIOD THAT HAS BEEN EXCLUDED FROM THE PRO FORMA FINANCIAL INFORMATION. REFER TO ARTICLE 11-02(C)(3) OF REGULATION S-X.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 28 in response to the Staff's comment.


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GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 6



14. IN LIGHT OF THE STATEMENTS THAT THE PRO FORMA STATEMENTS ARE INTENDED TO SHOW THE FINANCIALS AS IF THE ACQUISITION OF ENGANA HAD OCCURRED AT THE BEGINNING OF THE PERIODS, TELL US WHY THE ADJUSTMENT REMOVING THE ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES FROM THE HISTORICAL FINANCIAL RESULTS OF THE COMBINED ENTITY WOULD BE APPROPRIATE. EXPLAIN HOW THE ADJUSTMENT IS CONSISTENT WITH ARTICLE 11 OF REGULATION S-X.

RESPONSE: The Company believes that the disclosure provided complies with the provisions of Article 11 of Regulation S-X and Staff interpretations related to this matter. Rule 11-02(a) states the objective of providing pro forma financial information is to provide investors with information about the continuing impact of a particular transaction by showing the effect historically. Additionally, 11-02(b)(6) states, among other criteria, the pro forma numbers should include those items expected to have a continuing impact. The Company believes that the amount of the acquired in-process research and development charge does not have a continuing impact on the results of operations of the Company; accordingly, it should be removed from the historical financial statements of the combined entity in the pro forma financial information.

Additionally, the Company believes that its presentation is consistent with the minutes of the SEC Regulations Committee meeting on April 5, 2005. The conclusion of the Staff in such minutes states that the Staff believes that it is acceptable to remove the acquired in-process research and development charge since the amount is "a material, nonrecurring charge which resulted directly from the transaction...". The Company has disclosed in the footnotes to the Unaudited Pro Forma Consolidated Financial Information on page 29 of the prospectus contained in Amendment No. 1 the amount of the acquired in-process research and development charge that has not been included in the unaudited pro forma financial information.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 30

RESEARCH AND DEVELOPMENT EXPENSES, PAGE 31; SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, PAGE 31

15. PLEASE DISCUSS HOW YOUR RECENT ACQUISITION OF ENGANA WILL AFFECT YOUR RESEARCH AND DEVELOPMENT AND YOUR SELLING, GENERAL AND ADMINISTRATIVE EXPENDITURES.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 32 to include this additional disclosure.


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GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 7


CURRENT TRENDS AFFECTING OUR RESULTS OF OPERATIONS, PAGE 32

16. WE NOTE FROM INDUSTRY REPORTS THAT THE DEMAND FOR 10GB/S TRANSCEIVERS APPEARS TO BE TRANSITIONING TO THE XFP FORM FACTOR. WE ALSO NOTE FROM YOUR DISCLOSURE THAT A SIGNIFICANT PORTION OF YOUR HISTORICAL REVENUES AND GROWTH HAVE BEEN DERIVED FROM THE SALE OF 300 PIN TRANSCEIVERS. PLEASE PROVIDE MANAGEMENT'S PERSPECTIVE ON INDUSTRY TRENDS AND DESCRIBE HOW THOSE TRENDS WILL AFFECT YOUR SOURCES OF REVENUE AND OPERATING RESULTS. INCLUDE RISK FACTOR DISCLOSURE AS APPROPRIATE.

RESPONSE: The Company notes from industry reports that some demand for transceivers is transitioning from the 300 pin form factor to the XFP form factor, such as short reach 300 pin products. However, the Company believes that growth in the sales of XFP products has been primarily driven by a transition of sales of network systems with speeds less than 10Gb/s to 10Gb/s systems rather than by simple replacement of 300 pin products used in 10Gb/s network systems. We believe the XFP products are enabling this transition. Although the Company offers a complete portfolio of 300 pin products, a significant portion of its 300 pin product revenue is in the long reach products and this market is still significantly growing. The XFP form factor is currently not usable in many long reach applications because XFP is currently unable to accommodated tunable lasers. XFP is a newer product and by definition is growing faster but its market is not larger than the market for 300 pin products. In addition, while historically a significant portion of the Company's revenues have been generated from its sales of 300 pin products, the Company also sells XFP transceivers to meet demand from its customers. The prospectus contained in Amendment No. 1 has been revised on page 33 to provide additional detail of management's perspective on industry trends and describe how those trends will affect the Company's sources of revenue.

17. WE NOTE YOUR DISCLOSURE IN THE SECOND PARAGRAPH THAT "NETWORK SYSTEMS VENDORS ARE INCREASING THEIR FOCUS ON PROVIDING SOFTWARE APPLICATIONS AND OTHER VALUE-ADDED SERVICES TO THEIR CARRIER CUSTOMERS." PLEASE CLARIFY HOW YOUR PRODUCTS SUPPORT THESE APPLICATIONS AND SERVICES AND EXPLAIN WHAT COMPETITIVE ADVANTAGES OR DISADVANTAGES YOUR PRODUCTS HAVE IN THESE REGARDS VERSUS THE PRODUCTS OF YOUR COMPETITORS.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 4, 33, 51, 53, 54 and 60 in response to the Staff's comment to clarify that the combined increased focus of value-added services and de-emphasis of optical hardware manufacturing by network systems vendors are factors that have contributed to the referenced hardware design and manufacturing opportunities.

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GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 8


RECENT ACQUISITION, PAGE 32

18. PLEASE INDICATE THE BASIS FOR YOUR STATEMENT THAT OPTIUM AUSTRALIA PTY LIMITED IS A LEADING INNOVATOR OF ROADM TECHNOLOGY.

RESPONSE: This statement referring to Optium Australia Pty Limited as "leading" has been removed from the prospectus contained in Amendment No. 1 in response to the Staff's comment.

19.  FILE AS EXHIBITS ALL DOCUMENTS PURSUANT TO WHICH YOU ACQUIRED ENGANA.

RESPONSE: The Stock Exchange Agreement dated as of March 4, 2006 among Engana Pty Limited, the Company, the Sellers and Company Optionees named therein and the Seller's Representative named therein has been filed as Exhibit 10.21 to Amendment No. 1.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 33


STOCK-BASED COMPENSATION, PAGE 34

20. YOU STATE THAT THE DETERMINATION OF THE FAIR VALUE OF YOUR COMMON STOCK HAS INVOLVED SIGNIFICANT JUDGMENTS, ASSUMPTIONS, ESTIMATES AND COMPLEXITIES THAT IMPACT THE AMOUNT OF DEFERRED STOCK-BASED COMPENSATION RECORDED AND THE RESULTING AMORTIZATION IN FUTURE PERIODS. REVISE THE SECTION TO PROVIDE A DISCUSSION OF THE SIGNIFICANT JUDGMENTS, ASSUMPTIONS, ESTIMATES AND COMPLEXITIES TO WHICH YOU REFER. SUPPLEMENT YOUR DISCLOSURE WITH REFERENCES TO THE ACTUAL ESTIMATES ASSUMPTIONS YOU USED, SUCH AS DISCOUNT RATES AND PROBABILITY WEIGHTING TO THE DIFFERENT SCENARIOS, AND HOW YOUR RESULTS WOULD HAVE DIFFERED IF YOU HAD USED DIFFERENT ESTIMATES AND ASSUMPTIONS.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 37 to 39 in response to the Staff's comment.

The Company supplementally advises the Staff that it engaged the services of Valuation Research, Inc., an independent third party valuation specialist to aid in its determination of fair value as of the dates on which the Company has made stock option grants from and after June 23, 2005. The retrospective fair value determination with respect to the June 23, 2005, September 21, 2005 and November 7, 2005 grant dates were aided by a retrospective appraisal report prepared by Valuation Research, Inc. Each other grant date after November 7, 2005 was subject to a contemporaneous fair value determination aided by a contemporaneous appraisal report prepared by Valuation Research, Inc.

21. WE NOTE YOUR DISCLOSURE THAT IN JUNE 2006, YOU OFFERED CERTAIN STOCK OPTION HOLDERS THE ABILITY TO AMEND THE TERMS OF THEIR OPTIONS TO INCREASE THEIR PER SHARE EXERCISE PRICE AND


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GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 9




     THAT ALL OF SUCH STOCK OPTION HOLDERS CHOSE TO AMEND THEIR STOCK OPTIONS. PLEASE TELL US AND REVISE THE FILING TO DISCLOSE ANY ADDITIONAL INCENTIVES OFFERED TO THE EMPLOYEES IN EXCHANGE FOR AMENDING THEIR STOCK OPTIONS.

RESPONSE: The Company did not offer employees any additional incentives in exchange for amending their stock options. The prospectus contained in Amendment No. 1 has been revised on page 38 to include this additional disclosure.

ACCOUNTING FOR ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT, PAGE 37

22. PLEASE REVISE TO DISCLOSE THE SPECIFIC ASSUMPTIONS USED IN PROJECTING FUTURE CASH FLOWS OF EACH PROJECT AND DISCOUNTING THE NET CASH FLOWS BACK TO PRESENT VALUES. FOR EXAMPLE, DISCLOSE THE NUMBER OF PERIODS OF CASH FLOWS YOU CONSIDERED, THE GROWTH RATES ASSUMED, ANY TERMINAL VALUE AMOUNTS, AND THE DISCOUNT RATE USED. SUPPLEMENT YOUR DISCLOSURE WITH A SENSITIVITY ANALYSIS OF THE KEY ASSUMPTIONS.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 40 in response to the Staff's comment.

COMPARISON OF NINE MONTHS ENDED APRIL 30, 2005 AND APRIL 29, 2006, PAGE 38

REVENUE, PAGE 38

23. YOU STATE THAT THE INCREASE IN REVENUE BETWEEN THE PERIODS IS PRIMARILY ATTRIBUTABLE TO AN INCREASE IN SALES OF YOUR 300 PIN TRANSCEIVERS, AS WELL AS A SUBSTANTIAL INCREASE IN SALES OF HYBRID FIBER COAXIAL AND FIBER TO THE HOME PRODUCTS. PLEASE REVISE TO QUANTIFY THE INCREASE IN REVENUE IN EACH OF THESE PRODUCTS. PLEASE NOTE THIS COMMENT ALSO APPLIES TO YOUR DISCUSSION OF REVENUES FOR THE YEARS ENDED JULY 31, 2004 AND JULY 30, 2005.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 42 and 43 in response to the Staff's comment.


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GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 10



COMPARISON OF FISCAL YEARS ENDED JULY 31, 2004 AND JULY 30, 2005, PAGE 39


SELLING, GENERAL AND ADMINISTRATIVE, PAGE 40

24. WE NOTE YOU ATTRIBUTE THE DECREASE IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSES TO MULTIPLE ITEMS. PLEASE REVISE TO QUANTIFY THE EFFECTS OF EACH OF THE REFERENCED ITEMS.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 44 in response to the Staff's comment.

25. WE NOTE THE DISCLOSURE IN THE SECOND SENTENCE OF THIS SECTION. PLEASE CLARIFY WHAT EXPENDITURES WERE DECREASED AND HOW THE DISCONTINUED FUNCTIONS BETTER SERVED YOUR CUSTOMERS FROM A TECHNICAL STANDPOINT.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 44 in response to the Staff's comment.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 42

26. PLEASE REVISE TO ALSO PROVIDE A DISCUSSION OF YOUR CASH FLOWS FOR EACH OF THE FISCAL YEARS ENDED AUGUST 2, 2003, JULY 31, 2004 AND JULY 30, 2005. REFER TO ITEM 303(A) OF REGULATION S-K.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 47 and 48 in response to the Staff's comment.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS, PAGE 44

27. WE NOTE YOUR DISCLOSURE ON PAGE F-23 THAT YOU HAD EMPLOYMENT AGREEMENTS WITH CERTAIN OFFICERS AND KEY EMPLOYEES THAT EXPIRED AT VARYING DATES THROUGH JUNE 2006. HOWEVER, WE DO NOT SEE AMOUNTS REFLECTED IN THIS TABLE RELATING TO THESE AGREEMENTS. WE ALSO NOTE YOUR DISCLOSURE HERE THAT THERE WERE NO MATERIAL CHANGES IN YOUR CONTRACTUAL OBLIGATIONS SINCE JULY 30, 2005. HOWEVER, WE NOTE YOUR DISCLOSURE ON PAGE 64 THAT YOU HAVE ENTERED INTO NEW EMPLOYMENT AGREEMENTS WITH CERTAIN OFFICERS AND KEY EMPLOYEES THAT ARE FOR TWO AND THREE YEAR TERMS. PLEASE REVISE THIS TABLE TO DISCLOSE YOUR CONTRACTUAL COMMITMENTS RELATING TO THESE EMPLOYMENT AGREEMENTS OR TELL US WHY YOU BELIEVE DISCLOSURE IS NOT REQUIRED. PLEASE REFER TO ITEM 303(A)(5) OF REGULATION S-K.

GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 11



RESPONSE: The Company believes it has complied with the provisions of Item 303(a)(5) of Regulation S-K and that its current and future contingent obligations under its employment agreements are not contractual obligations. The Company does not consider its contractual obligation to certain employees to pay salaries at a particular level to be a liability with respect to any future period as they represent payments for services rendered. The Company does not consider the possible future severance payment obligations under these employment agreements to be liabilities that are either required to be reflected on the balance sheet in accordance with GAAP, or included as contractual obligations and commitments, as the severance payment obligations are subject to several contingencies within the Company's control as well as contingencies within the control of the applicable employee.

BUSINESS, PAGE 46

28. PLEASE EXPLAIN HOW YOUR PRODUCTS DIFFER FROM THE OPTICAL SUBSYSTEMS BASED ON MULTI-SERVICE AGREEMENTS. FOR EXAMPLE, WHAT ADDITIONAL OR DIFFERENT FUNCTIONALITIES DO YOUR CUSTOMIZED PRODUCTS OFFER VERSUS THE STANDARDIZED PRODUCTS OFFERED BY YOUR COMPETITORS THAT ARE BASED ON THE MSAS. CLARIFY WHETHER YOU ARE ABLE TO OBTAIN PREMIUM PRICING FOR YOUR CUSTOMIZED PRODUCTS. IN ADDITION, PLEASE PROVIDE MANAGEMENT'S VIEW OF THE TRENDS IN USING CUSTOMIZED OPTICAL SUBSYSTEMS VERSUS STANDARDIZED PRODUCTS BASED ON THE MSAS AND CLARIFY HOW THOSE TRENDS WILL AFFECT YOUR BUSINESS AND RESULTS OF OPERATIONS. EXPAND YOUR RISK FACTOR DISCLOSURE AS APPROPRIATE.

RESPONSE: The Company advises the Staff that the optical subsystems market is characterized by products that are based on MSAs and then customized to a customer's specific requirements. The Company does not view product customization as a market trend but as a well-established fundamental characteristic of the optical subsystems industry. The Company relies primarily on the modification of embedded software rather than the customization of product hardware. The Company does not obtain a price premium as a result of product customization because all of the products against which the Company's products compete are also customized, only the method of customization may differ. The Company's products compete primarily based on product development and delivery cycle time and performance.

OUR COMPANY, PAGE 46

29. WE NOTE YOUR DISCLOSURE IN THE SECOND PARAGRAPH. PLEASE PROVIDE EXAMPLES OF THE "FUNCTIONALITIES" THAT YOUR PRODUCTS PROVIDE THAT WERE "PREVIOUSLY UNAVAILABLE IN THE MARKETPLACE."

RESPONSE: The prospectus contained in Amendment No. 1 has been revised to remove this statement in response to the Staff's comment.

GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 12



30. PLEASE CLARIFY WHICH OF YOUR PRODUCTS HAVE EXPERIENCED AN INCREASE IN DEMAND. FOR EXAMPLE, IT DOES NOT APPEAR THAT ON A HISTORICAL BASIS YOU HAVE EXPERIENCED ANY SALES OF YOUR ROADM PRODUCTS.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised in response to the Staff's comment on page 33 to provide additional disclosure with respect to increases in demand for our products and on pages 3 and 51 to describe the current status of our DWP ROADM product.

31. PLEASE REVISE YOUR DISCLOSURE IN THE SECOND PARAGRAPH TO CLARIFY HOW YOUR PRODUCTS ENABLE YOUR CUSTOMERS TO SHORTEN PRODUCT DEVELOPMENT CYCLES AND READILY ADD PRODUCT FEATURES. INCLUDE IN YOUR DISCLOSURE WHAT PRODUCT FEATURES YOUR CUSTOMERS ARE ABLE TO ADD AS A RESULT OF USING YOUR SUBSYSTEMS. EXPLAIN WHAT COMPETITIVE ADVANTAGES OR DISADVANTAGES YOUR PRODUCTS HAVE IN THESE REGARDS VERSUS THE PRODUCTS OF YOUR COMPETITORS.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 50 to provide additional disclosure in response to the Staff's comment (i) to further clarify how the Company's products enable its customers to shorten product development cycles and readily add product features and (ii) to provide examples of product features its customers are able to add as a result of using its optical subsystems. The Company believes that the disclosure included in the prospectus contained in Amendment No. 1 explains the competitive advantages of the Company's products. The Company does not believe that any of the Company's products have significant inherent competitive disadvantages as compared to the products of our competitors. However, time to market and existing or established customer relationships are significant factors that determine the choice of supplier of optical subsystems. The prospectus contained in Amendment No. 1 has been revised to further highlight this fact in the risk factor titled "OUR SUCCESS WILL DEPEND ON OUR ABILITY TO ANTICIPATE AND QUICKLY RESPOND TO EVOLVING TECHNOLOGIES AND CUSTOMER REQUIREMENTS" on page 10 of the prospectus contained in Amendment No. 1.

INDUSTRY BACKGROUND, PAGE 47

32. PLEASE PROVIDE US WITH COPIES OF THE INDUSTRY REPORTS YOU CITE IN YOUR PROSPECTUS. CLEARLY MARK THE RELEVANT SECTIONS THAT SUPPORT THE DATA YOU HAVE INCLUDED IN YOUR PROSPECTUS AND THE PAGE NUMBER OF YOUR PROSPECTUS WHERE SUCH DATA HAS BEEN USED. ALSO TELL US WHETHER THE SOURCES OF THE CITED DATA HAVE CONSENTED TO YOUR USE OF THEIR NAMES AND DATA AND WHETHER ANY OF THE REPORTS WERE COMMISSIONED BY YOU OR PREPARED SPECIFICALLY FOR YOUR USE.

RESPONSE: Copies of the following reports cited on page 52 of the prospectus contained in Amendment No. 1 are included as EXHIBITS A and B to this letter:

GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 13


     o Communications Industry Researchers, Inc. ("CIR"), The Market for 10G and 40G Modules and Components - 2006-2013, December 2005 (page 53 of the report); and

     o Infonetics Research, Inc., ROADM Equipment and Components Market Outlook, January 31, 2005 (page 19 of the report).

The relevant sections of these reports that support the CIR and Infonetics Research, Inc. data included in the prospectus have been marked and reference the page number of the prospectus where such data has been used. The Company has obtained consents from each of CIR and Infonetics Research, Inc. to use their names and data. Each of these consents are filed as exhibits to Amendment No. 1. The data attributable to Dell'Oro Group on page 52 of the prospectus contained in Amendment No. 1 are publicly available on the Internet. Included as EXHIBITS C-1, C-2 AND C-3 to this letter, are copies of webpages containing such data. The relevant sections of these webpages that support the Dell'Oro Group data included in the prospectus have been marked and reference the page number of the prospectus where such data has been used. None of the reports from which the Company took this data were commissioned by the Company or prepared specifically for its use.

BOARD COMPOSITION, PAGE 58

33.  PLEASE DISCLOSE HOW YOU PLAN TO FILL THE VACANCY ON YOUR BOARD OF
     DIRECTORS.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 64 in response to the Staff's comment.

DIRECTOR COMPENSATION, PAGE 59

34. PLEASE TELL US IN YOUR RESPONSE LETTER THE CIRCUMSTANCES SURROUNDING MR. JOHNSON'S CANCELLATION OF HIS APRIL 2006 OPTION TO PURCHASE 450,000 SHARES OF YOUR COMMON STOCK.

RESPONSE: Mr. Johnson's stock option grant was made prior to the June 2006 adoption by the Company's Board of Directors of its director compensation policy as disclosed on page 65 of the prospectus contained in Amendment No. 1. Mr. Johnson is associated with one of the Company's investors, Kalkhoven, Pettit, Levin and Johnson Ventures, LLC. Mr. Johnson is not entitled to receive stock options under the newly adopted director compensation policy. As a result and at the time of the adoption of the director compensation policy, Mr. Johnson determined to voluntarily forfeit his stock option grant without consideration because his receipt


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GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 14



of the grant was inconsistent with the adopted director compensation policy. No portion of the stock option grant had been exercised.

2000 STOCK INCENTIVE PLAN, PAGE 62

35. PLEASE INDICATE THE NUMBER OF SHARES RESERVED FOR ISSUANCE UNDER YOUR 2000 STOCK INCENTIVE PLAN. INDICATE WHETHER FURTHER OPTIONS WILL BE GRANTED UNDER THIS PLAN AFTER YOUR OFFERING.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 68 in response to the Staff's comment.

36. PLEASE FILE ALL THE AMENDMENTS TO THE 2000 STOCK INCENTIVE PLAN REFERRED TO IN THE FIRST SENTENCE OF THIS SECTION AND IN THE EXHIBIT INDEX.

RESPONSE: The Company does not have standalone amendments to the Plan. To date, the Company has only amended the Plan in order to increase the number of shares issuable under the Plan and the Plan as previously filed is "as amended".

PRINCIPAL AND SELLING STOCKHOLDERS, PAGE 71

37. PLEASE IDENTIFY THE NATURAL PERSON(S) WITH VOTING OR INVESTMENT CONTROL OVER THE SHARES HELD BY TL VENTURES.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 78 in response to the Staff's comment.

38. ONCE YOU HAVE IDENTIFIED YOUR SELLING STOCKHOLDERS, PLEASE TELL US WHETHER ANY SUCH SELLING STOCKHOLDER IS A BROKER-DEALER OR AN AFFILIATE OF A BROKER-DEALER. IF A SELLING STOCKHOLDER IS A BROKER-DEALER, IT MUST BE IDENTIFIED AS AN UNDERWRITER WITH RESPECT TO THE SHARES THAT IT IS OFFERING FOR RESALE UNLESS THOSE SHARES WERE RECEIVED AS COMPENSATION FOR UNDERWRITING ACTIVITIES. IN ADDITION, EACH SELLING SHAREHOLDER WHO IS AN AFFILIATE OF A BROKER-DEALER MUST BE IDENTIFIED IN THE PROSPECTUS AS AN UNDERWRITER UNLESS THAT SELLING SHAREHOLDER IS ABLE TO MAKE THE FOLLOWING REPRESENTATIONS IN THE PROSPECTUS:

     o THE SELLING SHAREHOLDER PURCHASED THE SHARES BEING REGISTERED FOR RESALE IN THE ORDINARY COURSE OF BUSINESS, AND

     o AT THE TIME OF THE PURCHASE, THE SELLING SHAREHOLDER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES.

GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 15



RESPONSE: Once the Company has identified its selling stockholders, the Staff will be provided with information as to whether any such selling stockholder is a broker-dealer or an affiliate of a broker-dealer, and the prospectus will be revised to include the necessary disclosure for any stockholder who is a broker-dealer.

DESCRIPTION OF CAPITAL STOCK, PAGE 74


REGISTRATION RIGHTS, PAGE 74

39. PLEASE CONFIRM THAT HOLDERS OF SHARES OF YOUR COMMON STOCK ISSUED UPON CONVERSION OF YOUR SERIES 2 NON-VOTING COMMON STOCK ARE NOT ENTITLED TO REGISTRATION RIGHTS OR SUPPLEMENT YOUR DISCLOSURE TO STATE OTHERWISE.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page 81 in response to the Staff's comment.

CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-1


GENERAL

40. PLEASE PROVIDE A CURRENTLY DATED AND SIGNED CONSENT FROM YOUR INDEPENDENT ACCOUNTANTS IN YOUR AMENDMENT.

RESPONSE: Currently dated and signed consents from the Company's independent accountants are filed as exhibits to Amendment No. 1.

41. IN THE EVENT OF A DELAY OF EFFECTIVENESS, REVISE TO PROVIDE UPDATED FINANCIAL INFORMATION, AS REQUIRED BY RULE 3-12 OF REGULATION S-X.

RESPONSE: In the event of a delay of effectiveness, updated financial information will be provided as required by Rule 3-12 of Regulation S-X.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-3

42. PLEASE HAVE YOUR PRIOR AUDITOR, DELOITTE & TOUCHE, UPDATE ITS OPINION ON YOUR FINANCIAL STATEMENTS TO REFLECT THE CITY AND STATE WHERE ISSUED. REFER TO RULE 2-02(A) OF REGULATION S-X.

GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 16



RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page F-3 in response to the Staff's comment.

STATEMENTS OF CASH FLOWS, PAGE F-8

43. WE NOTE YOU PRESENT "NET BORROWINGS UNDER EQUIPMENT LINE OF CREDIT." PLEASE REVISE TO PRESENT BORROWINGS AND PAYMENTS ON YOUR EQUIPMENT LINE OF CREDIT ON A GROSS BASIS, OR TELL US WHY YOU BELIEVE YOUR CURRENT PRESENTATION IS APPROPRIATE. REFER TO PARAGRAPHS 11-13 OF SFAS 95.

RESPONSE: There were only borrowings under our equipment line of credit during the fiscal year ended July 30, 2005; accordingly, the prospectus contained in Amendment No. 1 has been revised to remove the word "net" from the description.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9


CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, PAGE F-9

44. WE NOTE ON PAGE F-30 THAT THE RESTRICTED CASH OF $540,000, WHICH YOU PRESENT AS A CURRENT ASSET, RELATES TO A CERTIFICATE OF DEPOSIT THAT IS RENEWED ON A MONTHLY BASIS. HOWEVER, IT APPEARS YOU ARE REQUIRED TO MAINTAIN CERTIFICATES OF DEPOSIT FOR SPECIFIED AMOUNTS THROUGH APRIL 30, 2008, THE EXPIRATION OF THE OPERATING LEASE TERM. PLEASE EXPLAIN TO US HOW THE CLASSIFICATION OF THE RESTRICTED CASH AS A CURRENT ASSET IS CONSISTENT WITH THE GUIDANCE IN PARAGRAPH 6 OF ARB 43, OR REVISE THE FILING TO COMPLY.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages F-4 and F-28 in response to the Staff's comment. For reference, the Company determined the restricted cash was 3.2%, 2.4% and 1.6% of the current assets at July 31, 2004, July 30, 2005 and April 29, 2006 respectively. Although the impact is immaterial (pursuant to SAB 99), the restricted cash was reclassified to present the most useful and accurate information. In addition, this reclassification does not impact the trend on working capital or the nature of the disclosures which have been included in the footnotes to the financial statements, except to indicate the amount was reclassified.

REVENUE RECOGNITION, PAGE F-12

45. WE NOTE YOUR DISCLOSURE ON PAGE 13 THAT YOU OFFER CERTAIN CUSTOMERS LIMITED NUMBERS OF EVALUATION UNITS. ON PAGE 34 YOU DISCLOSE THAT SOME PAYMENT TERMS MAY OCCASIONALLY BE EXTENDED. PLEASE REVISE YOUR REVENUE RECOGNITION DISCLOSURES TO ADDRESS THE FOLLOWING:

     o DISCLOSE YOUR ACCOUNTING POLICY FOR THESE EVALUATION UNITS, INCLUDING HOW THE EVALUATION PERIODS FOR THE UNITS IMPACT THE TIMING OF YOUR REVENUE RECOGNITION.

GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 17


     o EXPAND YOUR DISCLOSURE, BOTH IN THIS NOTE AND ON PAGE 34, TO DISCUSS HOW EXTENDED PAYMENT TERMS IMPACT YOUR REVENUE RECOGNITION.

     o REVISE TO DISCLOSE ANY ADDITIONAL POST-SHIPMENT OBLIGATIONS, INCLUDING RETURN RIGHTS

RESPONSE: The Company does not extend payment terms beyond standard terms negotiated for any of its customers. The Company's standard payment terms offered to customers are payment due 30 days from the date of invoice. The Company has negotiated standard payment terms different than 30 days to conform to certain customer's standard payment terms and/or such customer's credit standing. The prospectus contained in Amendment No. 1 has been revised to highlight this fact on pages 35, F-12 and F-35 and to remove the word "extend" in response to the Staff's comment.

WARRANTIES, PAGE F-12

46.  PLEASE REVISE TO ADDRESS THE FOLLOWING:

     o PROVIDE A ROLLFORWARD OF YOUR WARRANTY LIABILITY FOR EACH PERIOD FOR WHICH A BALANCE SHEET IS PRESENTED. REFER TO PARAGRAPH 14 OF FIN 45.

     o    DISCLOSE THE POINT-IN-TIME AT WHICH YOU ACCRUE FOR WARRANTY
          OBLIGATIONS.

     o DISCLOSE THE BASIS USED IN DETERMINING THE APPROPRIATE WARRANTY OBLIGATION TO ACCRUE.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages F-12 and F-13 in response to the Staff's comment.

SEGMENT INFORMATION, PAGE F-15

47. BASED ON YOUR DISCUSSION IN MD&A, IT APPEARS THAT YOU HAVE MULTIPLE PRODUCT LINES. PLEASE REVISE THE FILING TO PROVIDE DISCLOSURE OF REVENUES BY PRODUCT LINES AS REQUIRED BY PARAGRAPH 37 OF SFAS 131.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page F-16 in response to the Staff's comment.

GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 18


NOTE 8. REDEEMABLE CONVERTIBLE PREFERRED STOCK, PAGE F-17


48. WE NOTE THAT YOU HAVE ISSUED REDEEMABLE CONVERTIBLE PREFERRED STOCK WITH RELATED REGISTRATION RIGHT AGREEMENTS. PLEASE ADDRESS THE FOLLOWING:

     o REVISE THE NOTE TO DESCRIBE THE EVENTS OR CIRCUMSTANCES THAT WOULD RESULT IN ADJUSTMENTS TO THE CONVERSION RATIOS OF THE REDEEMABLE CONVERTIBLE PREFERRED STOCK. LIKEWISE, PLEASE CLEARLY DESCRIBE THE MATERIAL TERMS OF ALL RELATED AGREEMENTS, SUCH AS REGISTRATION RIGHTS AGREEMENTS AND GUARANTEE AGREEMENTS.

     o TELL US HOW YOU HAVE CONSIDERED THE GUIDANCE PROVIDED IN EITF 05-4 THE EFFECT OF A LIQUIDATED DAMAGES CLAUSE ON A FREESTANDING FINANCIAL INSTRUMENT SUBJECT TO ISSUE NO. 00-19 IN CONCLUDING HOW TO ACCOUNT FOR THESE INSTRUMENTS. WHILE WE NOTE THAT THE EITF HAS NOT REACHED A CONSENSUS ON THIS ISSUE AND HAS DEFERRED DELIBERATION UNTIL THE FASB ADDRESSES CERTAIN QUESTIONS WHICH COULD IMPACT A CONCLUSION ON THIS ISSUE, PLEASE TELL US HOW YOU CONSIDERED THE GUIDANCE IN EITF 05-4 AND THE DIFFERENT VIEWS ON THIS ISSUE AS OUTLINED IN ISSUE SUMMARY NO. 1 TO EITF 05-4 IN ANALYZING THE REGISTRATION RIGHTS AGREEMENT AND REDEEMABLE CONVERTIBLE PREFERRED STOCK.

     o TELL US HOW YOU HAVE APPLIED THE GUIDANCE IN SFAS 133 AND EITF ISSUE 00-19 IN EVALUATING WHETHER THE CONVERSION FEATURE OF THE REDEEMABLE CONVERTIBLE PREFERRED STOCK IS AN EMBEDDED DERIVATIVE THAT YOU SHOULD SEPARATE FROM THE HOST AND ACCOUNT FOR AT FAIR VALUE UNDER SFAS 133.

     o PROVIDE A REASONABLY DETAILED DISCUSSION OF YOUR CONSIDERATION OF PARAGRAPHS 60 AND 61 OF SFAS 133.

     o WE NOTE THAT THE CONVERSION PRICE IS SUBJECT TO ADJUSTMENT UPON THE OCCURRENCE OF CERTAIN EVENTS. IF YOU CONCLUDE THAT THE PREFERRED STOCK MORE AKIN TO DEBT, PLEASE ALSO DISCUSS HOW YOU EVALUATED WHETHER THE AGREEMENT MEETS THE DEFINITION OF "CONVENTIONAL CONVERTIBLE" IN PARAGRAPH 4 OF EITF ISSUE 00-19. AS APPLICABLE, YOU SHOULD ANALYZE THE CONVERSION FEATURE UNDER PARAGRAPHS 12-32 OF EITF 00-19.

RESPONSE: Since inception, the Company has issued five different classes of Preferred Stock- Series A, Series B, Series C, Series D, and Series D-1. Series A, B, C, and D were issued for cash while Series D-1 (issued in March
2006) was issued as partial consideration for the acquisition of Engana. Each class of outstanding Preferred Stock is redeemable at the greater of its initial liquidation preference plus any declared but unpaid dividends (of which there were none) or the then current fair market value of the respective class of Preferred Stock. The redemption provisions do not become effective until after

GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 19



January 31, 2007. As the conversion of the securities (i.e. in connection with the closing of this Registration Statement which the Company believes is probable to occur prior to January 31, 2007) will occur prior to the security becoming redeemable, the preferred stock is recorded at the original purchase price on the consolidated balance sheet of the Company (that is, redemption is not currently probable under EITF D-98). Additionally, as the potential redemption of the preferred stock is outside the control of the Company, it has been classified as temporary equity on the balance sheet pursuant to ASR
268. All classes of our preferred stock will convert to common stock in connection with the issuance of the common shares as contemplated and disclosed in the Registration Statement and Prospectus. As such, upon completion of the transactions disclosed in the Registration Statement and Prospectus, the Company will have outstanding only one class of equity securities, Common Stock.

In response to the specific questions raised by the Staff, the Company responds as follows:

The Company has revised Note 8 to its July 30, 2005 consolidated financial statements and Note 9 to its unaudited consolidated financial statements dated April 30, 2005 and April 29, 2006, each as included in Amendment No. 1, to include the events or circumstances that would result in adjustments to the conversion ratios of the redeemable convertible preferred stock and to include the material terms of all related agreements, such as registration rights agreements and guarantee agreements. The adjustments to the conversion ratios are for any stock split or stock dividend by the Company as well as a future financing at a per share price less than the then current conversion price of the applicable series of the preferred stock.

The Company has considered the guidance provided by EITF 05-4, THE EFFECT OF LIQUIDATED DAMAGES ON A FREESTANDING FINANCIAL INSTRUMENT SUBJECT TO ISSUE NO. 00-19, and does not believe it applies in its circumstance as there are no liquidated damages to be paid to preferred stockholders as neither the stockholders agreement nor the registration rights agreement contains a penalty clause for liquidated damages.

All of the outstanding preferred stock is convertible at any time at the option of the holder into common stock of the Company. The conversion option does not allow for net cash settlement. On the issuance date, the conversion ratio of each class of preferred stock into common stock was 1:1. Each round of preferred stock has a dilution protection clause whereby if a subsequent round of preferred stock financing is issued at a lower per share price than the current conversion price of the applicable series of preferred stock, the conversion ratio of such series of preferred stock is adjusted. The Company's Series C Preferred Stock fundraising was issued at a per share price below the Series A and Series B Preferred Stock issuance prices (i.e., the Series C Preferred Stock fundraising was a "down-round"); accordingly, the anti-dilution protection provisions became effective and the conversion ratios were adjusted to 1:1.181 for the Series A Preferred Stock and 1:1.420 for the Series B Preferred Stock. Anti-dilution protection with respect to the issuance of the Series D and Series D-1 Preferred Stock was waived by the requisite holders of Series B Preferred Stock, which was the

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GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 20



only series of Preferred Stock that was potentially entitled to anti-dilution protection in connection with such issuances.

The Company evaluated the provisions of paragraph 60 and paragraph 61 of FAS 133 in assessing and concluding the conversion feature is not an embedded derivative that needs to be bifurcated from the host instrument. Paragraph 61 of FAS 133 provides the guidance that is relevant in deciding whether the economic characteristics and risks of the embedded derivative are clearly and closely related to the instrument. The Company specifically reviewed all components of paragraph 61 of FAS 133 and determined that paragraph 61L and 61E are applicable to the Company's Preferred Stock securities. Relative to paragraph 61L, as the Preferred Stock is not mandatorily redeemable and has no cumulative dividend feature as dividends are only paid if declared by the Board (and none have been declared), the Preferred Stock is not a security that is a cumulative fixed-rate preferred stock that has a mandatory redemption feature and consequently is more akin to equity than to debt. Therefore the conversion option is clearly and closely related to the host instrument (i.e., equity) and does not need to be bifurcated from the host instrument. Relative to paragraph 61E of FAS 133 including consideration of paragraph 12A, the put feature (i.e. redemption feature) is not clearly and closely related to the equity instrument host. The Company further evaluated paragraphs 12B and 12C to determine if the put option should be separated from the host contract. In evaluating paragraph 12B, the redeemable convertible preferred stock is not remeasured at fair value per applicable generally accepted accounting principles. However, in evaluating paragraph 12C, the Company believes that a separate instrument with the same terms as the embedded put option would not be considered a derivative instrument under paragraph 11A of FAS 133. In evaluating paragraph 11A, the Company considered Derivative Implementation Group Issue No. C2 in its evaulation, which states that temporary equity should be considered stockholders' equity for the purpose of applying the provisions of paragraph 11A of FAS 133. Therefore, as the put feature is indexed to its own stock and is classified as equity (i.e. temporary equity) in the balance sheet, we do not consider the put feature to be a derivative. Based upon the conclusions reached herein with regards to the conversion and redemption features, respectively, further consideration of EITF 00-19 is not necessary relative to bifurcation.

UNAUDITED CONSOLIDATED BALANCE SHEET, PAGE F-26


NOTE 8. ACQUISITION, PAGE F-37

49. PLEASE REVISE TO DISCLOSE THE BASIS FOR DETERMINING THE VALUE OF THE 24,475,897 SHARES OF SERIES D-1 SENIOR CONVERTIBLE PREFERRED STOCK AND 8,752,399 SHARES OF SERIES 2 NON-VOTING COMMON STOCK ISSUED IN THE ACQUISITION OF ENGANA.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page F-40 to provide this additional disclosure in response to the Staff's comment.

GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 21



50. WE NOTE THAT IN CONNECTION WITH THE ACQUISITION OF ENGANA, YOU RECORDED A CHARGE FOR IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D) OF $11,187,000. PLEASE REVISE THE NOTES TO YOUR FINANCIAL STATEMENTS TO ADDRESS THE FOLLOWING RELATED TO IPR&D:

     o    DISCLOSE THE APPRAISAL METHOD USED TO VALUE IPR&D COSTS ACQUIRED;

     o DISCUSS ALL SIGNIFICANT ASSUMPTIONS MADE AND ESTIMATES USED IN DETERMINING THE ASSIGNED VALUES TO EACH SIGNIFICANT IPR&D PROJECT SUCH AS THE RISK ADJUSTED DISCOUNT RATE APPLIED TO THE PROJECT'S CASH FLOWS AND PERIOD IN WHICH MATERIAL NET CASH INFLOWS FROM SIGNIFICANT PROJECTS ARE EXPECTED TO COMMENCE;

     o    DESCRIBE EACH SIGNIFICANT IPR&D PROJECT ACQUIRED; AND

     o PRESENT IN TABULAR FORMAT THE FAIR VALUE ASSIGNED TO EACH PROJECT ACQUIRED AND PROJECTED COSTS TO COMPLETE BY PROJECT.

     FOR EACH PROJECT, DISCLOSE IN MD&A THE STATUS OF THE DEVELOPMENT, STAGE OF COMPLETION AT ACQUISITION DATE, THE NATURE AND TIMING OF THE REMAINING EFFORTS FOR COMPLETION, ANTICIPATED COMPLETION DATE AND THE DATE YOU WILL BEGIN BENEFITING FROM THE PROJECTS, THE RISKS AND UNCERTAINTIES ASSOCIATED WITH COMPLETING DEVELOPMENT WITHIN A REASONABLE PERIOD OF TIME, AND THE RISKS INVOLVED IF THE IPR&D PROJECTS ARE NOT COMPLETED ON A TIMELY BASIS.

     ADDITIONALLY, IN YOUR MD&A AND IN SUBSEQUENT FILINGS AS APPROPRIATE, PROVIDE A DETAILED DISCUSSION OF THE CURRENT STATUS OF YOUR EFFORTS FOR COMPLETION OF THE R&D PROJECTS AND THE IMPACT FROM ANY DELAYS. ALSO, PROVIDE AN EXPLANATION OF MATERIAL VARIATIONS BETWEEN PROJECTED RESULTS AND ACTUAL RESULTS AND HOW FAILURE TO ACHIEVE PROJECTED RESULTS IMPACTED (OR WILL IMPACT) EXPECTED RETURN ON INVESTMENT, FUTURE RESULTS, AND FINANCIAL CONDITION.

RESPONSE: The prospectus contained in Amendment No. 1 has been revised on pages 34 and F-41 in response to the Staff's comment.

NOTE 12. COMMITMENTS AND CONTINGENCIES, PAGE F-44

51. PLEASE REFER TO THE DISCUSSION OF SUPPLIER COMMITMENTS IN NOTE 6 OF THE OPTIUM AUSTRALIA PTY LIMITED FINANCIAL STATEMENTS, WHICH STATE THAT THE AUSTRALIAN GOVERNMENT MAY REQUIRE OPTIUM TO REPAY ALL OR SOME OF THE COMMERCIAL READY GRANT IF A CHANGE IN CONTROL OCCURS WHEREBY OPTIUM AUSTRALIA'S OWNERSHIP FALLS BELOW FIFTY PERCENT OF AUSTRALIAN OWNERSHIP. PLEASE REVISE THE FILING TO DISCUSS THE IMPACT OF THIS CONTINGENCY ON YOUR FINANCIAL STATEMENTS AS IT APPEARS THAT THERE HAS BEEN A QUALIFYING CHANGE IN CONTROL.

GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 22



RESPONSE: The prospectus contained in Amendment No. 1 has been revised on page F-61 to disclose that the change in control has been approved by the Australian government which occurred on July 25, 2006.


PART II


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION, PAGE II-1

52. PLEASE INCLUDE AS A SEPARATE ITEM ANY PREMIUM PAID ON ANY POLICY OBTAINED IN CONNECTION WITH YOUR OFFERING WHICH INSURES OR INDEMNIFIES DIRECTORS OR OFFICERS AGAINST ANY LIABILITIES THEY MAY INCUR IN CONNECTION WITH THE REGISTRATION, OFFERING OR SALE OF YOUR SECURITIES. REFER TO INSTRUCTION TO
     ITEM 511 OF REGULATION S-K.

RESPONSE: The Company advises the Staff that, although it is in the process of obtaining directors and officers liability insurance that provides certain coverage against liabilities directors and officers may incur in connection with the registration, offering or sale of the Company's securities as well as other events and time periods after completion of the offering of the securities being registered on the Registration Statement, it has not obtained and does not anticipate obtaining a separate insurance policy or pay a specific premium with respect to coverage in connection with the registration, offering or sale of the Company's securities being registered on the Registration Statement. Therefore, the Company does not intend to include in Item 13 of Part II of the Registration Statement as a separate item any premium paid on any policy obtained in connection with the offering covered by the Registration Statement which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering or sale of the Company's securities.


ITEM 17.  UNDERTAKINGS, PAGE II-4

53. PLEASE REVISE YOUR FILING TO INCLUDE THE UNDERTAKINGS INCLUDED IN ITEM 512(A)(5)(II) AND 512(A)(6) OF REGULATION S-K.

RESPONSE: Amendment No. 1 has been revised on pages II-4 and II-5 in response to the Staff's comment.

                                      *****

GOODWIN | PROCTER

Securities and Exchange Commission
August 29, 2006
Page 23


If you require additional information, please telephone John J. Egan III at
(617) 570-1514 or the undersigned at (617) 570-1410.



Sincerely,



/s/ John B. Steele